Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TomBot, Inc.
19197 Golden Valley Road, #638
Santa Clarita, CA 91387
https://tombot.com/

Up to $4,999,999.30 in Series Seed I Preferred at $1.55
Minimum Target Amount: $9,999.05

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: TomBot, Inc.
Address: 19197 Golden Valley Road, #638, Santa Clarita, CA 91387
State of Incorporation: DE
Date Incorporated: October 13, 2017

Terms:

Equity

Offering Minimum: $9,999.05 | 6,451 shares of Series Seed I Preferred
Offering Maximum: $4,999,999.30 | 3,225,806 shares of Series Seed I Preferred
Type of Security Offered: Series Seed I Preferred
Purchase Price of Security Offered: $1.55
Minimum Investment Amount (per investor): $249.55

Amount-Based:

$249 | Tier I

Priority Waitlist (after Kickstarter & Front of the Line Passes).

$1,000 | Tier II

Front of the Waitlist Line Pass.

$2,500 | Tier III

Front of the Waitlist Line Pass + Exclusive Annual Investor Call & Q&A.

$5,000 | Tier IV

Front of the Waitlist Line Pass + Exclusive Semi-Annual Major Annual Investor Call & Q&A.

$10,000 | Tier V

Front of the Waitlist Line + Exclusive Semi-Annual Major Investor Call & Q&A + Dinner and Private Tour of Tombot Robotics Lab + Invitations to Tombot Major Investor Events.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Tombot is making highly realistic robotic animals designed to stimulate the formation of emotional attachment and relieve the behavioral and psychological symptoms of dementia. Tombot has been awarded a design patent from the USPTO. Tombot has filed utility patent applications in the USPTO and the international PCT.

Tombot Puppies have been pre-ordered for residential, assisted living, skilled nursing and acute care applications. Tombot Puppies have also been preordered for seniors subjected to social isolation due to COVID-19, children with Autism, adults with high impact chronic pain, major depressive disorder, anxiety, bipolar disorder, and PTSD. Peer-reviewed studies show that robotic animals positively affect some peoples' ability to cope with stress, anxiety, loneliness, depression and pain, improving quality of life and reducing the need for psychotropic and opioid medications.

Tombot aims to be the first affordable, FDA-regulated robotic animal.

Competitors and Industry

The pet robotics market is in its infancy, with very little publicly available data about valuation and shipped sales. We believe the total value of the current market was $29,000,000 representing approximately 200,000 units shipped. These numbers are estimates based upon conversations with the CEOs of Tombot's competitors. According to the World Health Organization, there are an estimate 50 million seniors living with dementia worldwide, and they anticipate this number growing to over 150 million by 2050.

Paro Robots ($6,400): Paro is a robotic seal out of Japan, and is Tombot's closest competitor in terms of features and design intent.

Ageless Innovation ($130): At the other end of the price spectrum, these are mechanical toys. Ageless is a spin-out from Hasbro.

Vanguard MOFLIN (~$400): A pre-shipping product from Japan, MOFLIN debuted on Kickstarter last summer and is expected to ship in Summer of 2021. It is a cute, but very simple robot.

Current Stage and Roadmap

Current Stage:

Tombot is a pre-revenue company, currently transitioning from prototype to production. Tombot has completed 3 rounds of customers studies with 100s of seniors with dementia, and produced 5 generations of prototypes to support these studies. Our fifth generation prototype - "Jennie" - is by far our most realistic prototype and is the basis for the product we will ultimately bring to market.

Future Roadmap:

Our next major step is to inaugurate and complete production engineering, improving our minimum viable product for ruggedness and manufacturability at scale. From there we will conduct alpha & beta testing, and finally tool our contract manufacturer to begin producing units for customer deliveries.

We are forecasting first customer shipments in 2023, with additional robot models and proprietary accessories to follow.

The Team

Officers and Directors

Name: Thomas Edward Stevens

Thomas Edward Stevens's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer; President; Chief Financial Officer; Secretary
  Dates of Service: October 13, 2017 - Present
  Responsibilities: Executive leadership of the company, and the primary office responsible for finance, marketing, sales, clinical studies, and regulatory compliance. Salary to date: $0. Equity: 6,000,000 shares of common stock.

- **Position:** Chairman - Board of Directors
  Dates of Service: October 13, 2017 - Present
  Responsibilities: To lead the Board's meetings and to sign Board consents

Name: Henry P. Schorz

Henry P. Schorz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer
  Dates of Service: October 13, 2017 - Present
  Responsibilities: Top level executive leading the technical development of Tombot's products and services. Salary to date: $0. Equity: 1,947,020 shares of common stock.

Name: Jesse M. Schorz

Jesse M. Schorz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: August 27, 2018 - Present
  Responsibilities: Top level executive leading all aspects of Tombot operations: supply chain management, logistics, fulfillment, and IT; second in command of all Tombot engineering and other technical activities. Current annual salary: $150,000.

Other business experience in the past three years:

- **Employer:** Discoverready
  Title: VP Engineering
  Dates of Service: October 01, 2011 - August 24, 2018
  Responsibilities: Oversight of software and data engineering and development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering securities in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

Our business currently depends solely on our realistic robotic animal, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current product or develop new realistic robotic animal at competitive prices or in a timely manner, or if the realistic robotic animal market does not achieve broad market acceptance. We primarily derive our revenue from consumer realistic robotic animal sales. For the foreseeable future, we expect that our revenue will be derived solely from sales of realistic robotic animals. Accordingly, our future success depends upon our ability to further penetrate the realistic robotic animal market, to enhance our current product and to develop and introduce new products offering enhanced performance and functionality at competitive prices. The development and application of new technologies involves time, substantial costs and risks. Our inability to achieve significant sales of our newly introduced realistic robotic animal, or to enhance, develop and introduce other products in a timely manner, or at all, would materially harm our sales growth and operating results. Even if realistic robotic animal gain wide market acceptance, our products may not adequately address market requirements and may not continue to gain market acceptance. If robots generally, or our robots specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.

Minority Holder; Securities with Voting Rights

securities that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Securities we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Tombot, Inc. was formed on October 13, 2017. Accordingly, the Company has a

limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tombot, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our realistic robotic animal is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on many technology and healthcare companies and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

We are an early stage company, with limited operating history.

We are a startup company. We were formed as a corporation in Delaware on October 13, 2017. We have a limited operating history with which you can evaluate our business and prospects, and to date, we have not delivered any of our robotic animals to purchasers and the date of the first product delivery is not certain. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for robotic animals. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our sales and marketing, research and development and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

If our proposed technologies are not accepted by the market our business prospects will suffer.

To support our business plan, we must develop technologies, develop strong brands and make significant capital investments. Should we invest in or design technologies that are not accepted in the marketplace, or if our technologies are not brought to the market in a timely manner, this could materially and adversely impact our company. There is no assurance that there is a market for our technologies, the size of the market, or the market's acceptance of our products. Sales outcomes are based upon a variety of factors which cannot be assured. If we fail to successfully develop and commercialize our products, or if the products are not accepted by the market, our business prospects will suffer.

Our business currently depends solely on our realistic robotic animal, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current product or develop new realistic robotic animal at competitive prices or in a timely manner, or if the realistic robotic animal market does not achieve broad market acceptance.

We primarily derive our revenue from consumer realistic robotic animal sales. For the foreseeable future, we expect that our revenue will be derived solely from sales of realistic robotic animals. Accordingly, our future success depends upon our ability to further penetrate the realistic robotic animal market, to enhance our current product and to develop and introduce new products offering enhanced performance and functionality at competitive prices. The development and application of new technologies involves time, substantial costs and risks. Our inability to achieve significant sales of our newly introduced realistic robotic animal, or to enhance, develop and introduce other products in a timely manner, or at all, would materially harm our sales growth and operating results. Even if realistic robotic animal gain wide market acceptance, our products may not adequately address market requirements and may not continue to gain market acceptance. If robots generally, or our robots specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.

We intend to apply for our robotic animal to become approved as an FDA-regulated advice. The failure to obtain approval, or the failure to comply with applicable regulations if approved as an FDA-regulated device, could adversely affect our sales growth and operating results.

Medical devices are regulated by the U.S. Food and Drug Administration (the "FDA") and corresponding state regulatory agencies in the United States and separate governmental authorities outside of the United States, and we intend for our robotic animal to have future software features or hardware products that are regulated as medical devices by the FDA. In the United States, the medical device industry is regulated by governmental authorities, principally the FDA and corresponding state regulatory agencies. Before we can market or sell a new regulated product or make a significant modification to an existing medical device in the United States, we must comply with FDA Quality Management System regulations, and must obtain regulatory clearance or approval from the FDA, unless an exemption from pre-market review applies. In addition, certain future software functionality, whether standalone or embedded in existing or future devices, may be regulated as a medical device and require pre-market review and clearance or approval by the FDA. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all, for future products. Any delay in, or failure to receive or maintain, clearance or approval for any medical device products under development could prevent us from generating revenue from these products. Medical devices are also subject to numerous ongoing compliance requirements under the regulations of the FDA and corresponding state regulatory agencies, which can be costly and time consuming. For example, under FDA regulations medical device manufacturers are required to, among other things, (i) establish a quality management system to help ensure that their products consistently meet applicable requirements and specifications, (ii) establish and maintain procedures for receiving, reviewing, and evaluating complaints, (iii) establish and maintain a corrective and preventive action procedure, (iv) report certain device-related adverse events and product problems to the FDA, and (v) report to the FDA the removal or correction of a distributed product. If we experience any product problems requiring reporting to the FDA or if we otherwise fail to comply with applicable FDA regulations or the regulations of corresponding state regulatory agencies, with respect to our robotic animals or future regulated products, we could jeopardize our ability to sell our products and could be subject to enforcement actions such as fines, civil penalties, injunctions, recalls of products, delays in the introduction of products into the market, and refusal of the FDA or other regulators to grant future clearances or approvals, which could harm our reputation, business, operating results, and financial condition. In addition, in the United States, the FDA has taken the position that device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the approved product labeling, and any failure to comply could subject us to significant civil or criminal exposure, administrative obligations and costs, and/or other potential penalties from, and/or agreements with, the federal government. Government regulations outside the United States have, and may continue to, become increasingly stringent and common. In the European Union, for example, the European Union Medical Device Regulation was published in 2017 and, when it enters into full force in 2020, will include significant additional premarket and post-market requirements. Penalties for regulatory non-compliance could be severe, including fines and revocation or suspension of a company's business license, mandatory price reductions, and criminal sanctions. Future laws and regulations may have a material adverse effect on us.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim that our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

Failure to comply with federal and state privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other devices. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

We face severe competition from other technology companies that provide robotic animals to consumers and if we cannot compete effectively our business and financial condition will suffer.

We face, and will continue to face, intense competition from companies that provide robotic animal like our product to consumers. Many of our competitors have substantially greater financial, technical, research, marketing, sales, service and other resources than us, and may develop products that are superior to those of our company. The competitors may succeed in obtaining patent protection for their products before us. If our competitors develop products that are more attractive than ours or that render our products obsolete or noncompetitive, our business will suffer. In addition, while we intend to protect our intellectual property, other companies may imitate our technology, which would increase the supply of competitive products and reduce our market share and damage the Company's financial prospects.

Our proposed technologies and other information services may become obsolete as a result of technological change and, if so, our financial condition and business will suffer.

Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Our existing or prospective competitors may develop products that are more effective than ours or which may be more effective at implementing their technologies to develop commercial products faster, which could in turn render our technology obsolete or noncompetitive.

Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our robots rely on the interplay among sensors, algorithmic behavior control systems, and tightly integrated electromechanical designs. Additionally, we are planning to develop a user-friendly smartphone app to perform, at a minimum, initial configuration settings and software updates. Despite testing, our new or existing products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, mandatory or voluntary recall or product upgrades, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. Our quality control procedures relating to the raw materials and components that it receives from third-party suppliers as well as our quality control procedures relating to its products after those products are designed, manufactured and packaged may not be sufficient. In addition, increased development and warranty costs, including the costs of any mandatory or voluntary recall, could be substantial and could reduce our operating margins. The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us. A successful product liability claim could result in substantial cost, diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

In order for our business strategy to succeed we must retain qualified personnel. Our failure to do so will negatively affect our business growth and prospects.

Recruiting and retaining qualified professionals to develop products, as well as sales, marketing and financial professionals, is critical to our future success. We intend to hire additional professionals. Competition for experienced personnel is intense, and the turnover rate can be high. Our failure to attract and retain professionals would prevent us, or hinder its ability to pursue, our business plan and grow our business.

Damage to our reputation could adversely impact our business.

Maintaining our reputation is critical to our ability to attract and retain customers and employees. If we fail to deal with, or appear to fail to deal with, various issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues include, but are not limited to, dealing with legal and regulatory requirements, money-laundering, privacy, record keeping, sales practices, and the proper identification of the legal, reputational, credit, liquidity, and market risks inherent in the products that we offer to our customers. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also harm our business.

We depend on certain key personnel, including our President, Thomas Stevens. The loss of any of these key personnel would have a material adverse impact on our business, financial condition and future prospects.

The success of our company is highly dependent upon certain key management, including our President, Thomas Stevens. The loss of the services of this employee could have a material adverse effect on our business, financial condition, and the results of its operations. There can be no assurance that this employee will remain with our company in the future due to circumstances either within or outside of their control. Further, we do not carry, and do not intend to carry, life insurance or key man insurance on its employees.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Our business model is not proven, and we may have to change our business model, which can result in delays in the execution of our business plan. If our business model

is ultimately unsuccessful, our company's financial condition and business will suffer materially.

Our business model and operating strategies are unproven. Additionally, the business model may place significant strain on our management, employees, and capital resources. Finally, we may modify and adapt our business model from time to time in material ways, including raising more or less capital and/or incurring more or less debt, depending upon a variety of factors, including without limitation, the amount of capital available to us, the failure and/or success of our company and the availability of management and technology.

Adverse publicity may negatively affect our business.

We are highly dependent upon consumers' perception of our services. As a result, substantial negative publicity concerning our products or the products of other providers who are similar to us could lead to a loss of consumer confidence in our products and reduced sales and prices of our products. Any of these events could have a material adverse effect on our business, financial condition or result of operations.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Additionally, there is no guarantee that we will realize our deferred tax assets.

From time to time, we may be audited by various federal, state, local and foreign authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and foreign taxes. Although we believe our approach to determining the appropriate tax treatment is supportable and in accordance with relevant authoritative guidance it is possible that a tax authority will take a final tax position that is materially different than that which is reflected in our income tax provision. Such differences could have a material adverse effect on our income tax provision or benefit, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period. The realization of our deferred tax assets ultimately depends on the existence of sufficient income in either the carryback or carryforward periods under the tax law. Due to significant estimates utilized in establishing a valuation allowance and the potential for changes in facts and circumstances, it is possible that we will be required to record a valuation allowance in future reporting periods. Our results of operations would be impacted negatively if we determine that a deferred tax asset valuation allowance is required in a future reporting period.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

No Guarantee of Return on Investment
There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the subscription agreement and this risk factor disclosure carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.
Prior to and after the offering, our officers, directors and those of our stockholders who own ten percent or more of our securities control more than 50% of the voting shares of the our company's capital stock. Subject to any fiduciary duties owed to our other owners or investors under Delaware law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares will be subject to dilution.
If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

Management has discretion over proceeds of this offering.
We expect to use the net proceeds of this offering, over time, for general marketing and advertising, further software development and general corporate and working capital purposes. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.
There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on many technology and healthcare companies and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.
Our robots rely on the interplay among sensors, algorithmic behavior control systems, and tightly integrated electromechanical designs. Additionally, we are planning to develop a user-friendly smartphone app to perform, at a minimum, initial configuration settings and software updates. Despite testing, our new or existing products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-

consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, mandatory or voluntary recall or product upgrades, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. Our quality control procedures relating to the raw materials and components that it receives from third-party suppliers as well as our quality control procedures relating to its products after those products are designed, manufactured and packaged may not be sufficient. In addition, increased development and warranty costs, including the costs of any mandatory or voluntary recall, could be substantial and could reduce our operating margins. The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us. A successful product liability claim could result in substantial cost, diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

We may never have an operational product or service.
It is possible that there may never be an operational realistic robotic animal or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage. Delays or cost overruns in the development of our realistic robotic animal and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

The securities have not been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.
No governmental agency has reviewed or passed upon our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

Our proposed technologies and other information services may become obsolete as a result of technological change and, if so, our financial condition and business will suffer.
Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Our existing or prospective competitors may develop products that are more effective than ours or which may be more effective at implementing their technologies to develop commercial products faster, which could

in turn render our technology obsolete or noncompetitive.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Our business model is not proven, and we may have to change our business model, which can result in delays in the execution of our business plan. If our business model is ultimately unsuccessful, our company's financial condition and business will suffer materially.

Our business model and operating strategies are unproven. Additionally, the business model may place significant strain on our management, employees, and capital resources. Finally, we may modify and adapt our business model from time to time in material ways, including raising more or less capital and/or incurring more or less debt, depending upon a variety of factors, including without limitation, the amount of capital available to us, the failure and/or success of our company and the availability of management and technology.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim that our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

Failure to comply with federal and state privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other devices. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

Damage to our reputation could adversely impact our business.
Maintaining our reputation is critical to our ability to attract and retain customers and employees. If we fail to deal with, or appear to fail to deal with, various issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues include, but are not limited to, dealing with legal and regulatory requirements, money-laundering, privacy, record keeping, sales practices, and the proper identification of the legal, reputational, credit, liquidity, and market risks inherent in the products that we offer to our customers. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also harm our business.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Additionally, there is no guarantee that we will realize our deferred tax assets.
From time to time, we may be audited by various federal, state, local and foreign authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and foreign taxes. Although we believe our approach to determining the appropriate tax treatment is supportable and in accordance with relevant authoritative guidance it is possible that a tax authority will take a final tax position that is materially different

than that which is reflected in our income tax provision. Such differences could have a material adverse effect on our income tax provision or benefit, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period. The realization of our deferred tax assets ultimately depends on the existence of sufficient income in either the carryback or carryforward periods under the tax law. Due to significant estimates utilized in establishing a valuation allowance and the potential for changes in facts and circumstances, it is possible that we will be required to record a valuation allowance in future reporting periods. Our results of operations would be impacted negatively if we determine that a deferred tax asset valuation allowance is required in a future reporting period.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thomas E. Stevens	6,000,000	Common Stock	64.18
Henry P. Schorz	1,947,020	Common Stock	20.83
Jesse M. Schorz	1,402,415	Common Stock	15.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Series Pre-Seed SAFE, Series Seed SAFE I, Series Seed SAFE II, Series Seed I Preferred, Series Seed II Preferred, and Series Seed III Preferred. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,225,806 of Series Seed I Preferred.

Common Stock

The amount of security authorized is 50,000,000 with a total of 9,349,435 outstanding.

Voting Rights

Each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 7,963,918 with a total of 0 outstanding.

Voting Rights

Series Seed vote together with the common as a single class on an as converted to common basis. In addition, the consent of a majority of the outstanding Series Seed will be required to effect (a) any change in the rights, powers or privileges of the Series Seed set forth in the articles of incorporation in a way that adversely affects the Series Seed and (b) the creation of any senior securities.

Material Rights

Major investors (who invest at least $25,000) will have customary information and participation rights.

Series Pre-Seed SAFE

The security will convert into Preferred shares and the terms of the Series Pre-Seed SAFE are outlined below:

Amount outstanding: $250,000.00
Interest Rate: %
Discount Rate: 85.0%
Valuation Cap: $2,700,000.00
Conversion Trigger: $1M or more raised in a priced equity round

Material Rights

2x liquidation preferences.

Series Seed SAFE I

The security will convert into Preferred shares and the terms of the Series Seed SAFE I are outlined below:

Amount outstanding: $885,000.00
Interest Rate: %
Discount Rate: 85.0%
Valuation Cap: $11,000,000.00
Conversion Trigger: $1M or more raised in a paced equity round

Material Rights

2x liquidation preferences; Most Favored Nations for price and discount.

Series Seed SAFE II

The security will convert into Preferred shares and the terms of the Series Seed SAFE II are outlined below:

Amount outstanding: $2,593,000.00
Interest Rate: %
Discount Rate: 85.0%
Valuation Cap: $11,000,000.00
Conversion Trigger: $1M or more raised in paced equity round

Material Rights

2x liquidation preferences

Series Seed I Preferred

The amount of security authorized is 3,868,732 with a total of 0 outstanding.

Voting Rights

Series Seed vote together with the common as a single class on an as converted to common basis. In addition, the consent of a majority of the outstanding Series Seed will be required to effect (a) any change in the rights, powers or privileges of the Series Seed set forth in the articles of incorporation in a way that adversely affects the Series Seed and (b) the creation of any senior securities.

Material Rights

Major investors (who invest at least $25,000) will have customary information and participation rights.

Series Seed II Preferred

The amount of security authorized is 865,689 with a total of 0 outstanding.

Voting Rights

Series Seed vote together with the common as a single class on an as converted to common basis. In addition, the consent of a majority of the outstanding Series Seed will be required to effect (a) any change in the rights, powers or privileges of the Series Seed set forth in the articles of incorporation in a way that adversely affects the Series Seed and (b) the creation of any senior securities.

Material Rights

Major investors (who invest at least $25,000) will have customary information and participation rights.

Series Seed III Preferred

The amount of security authorized is 2,301,661 with a total of 0 outstanding.

Voting Rights

Series Seed vote together with the common as a single class on an as converted to common basis. In addition, the consent of a majority of the outstanding Series Seed will be required to effect (a) any change in the rights, powers or privileges of the Series Seed set forth in the articles of incorporation in a way that adversely affects the Series Seed and (b) the creation of any senior securities.

Material Rights

Major investors (who invest at least $25,000) will have customary information and participation rights.

What it means to be a minority holder

As a minority holder of Preferred Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $250,000.00
  Use of proceeds: Research and development expenses
  Date: August 21, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE

Final amount sold: $885,000.00
Use of proceeds: Research and development; Kickstarter crowdfunding campaign; fundraising; test marketing
Date: May 04, 2020
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $2,593,000.00
  Use of proceeds: Research and development; fundraising; new hires
  Date: April 26, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Tombot is a pre-revenue company.

Fiscal year 2020 - ending January 31, 2021 - compared to fiscal year 2019 - ending January 31, 2020

Revenue

Tombot is reporting no revenue, cost of sales, or gross margins for 2019 or 2020.

Expenses

The big story of 2020 was the COVID Pandemic. In response, Tombot closed its physical offices and went to a virtual office set-up. Additionally, Tombot stopped virtually all spending not directly associated with research and development. Examples include travel and other expenses relating equity fundraising and marketing. As a result, Tombot's total operating expenses for FY 2020 were less than half of those of FY 2019.

Historical results and cash flows:

Tombot expects to begin shipping robots to customer and generate first revenues in 2023.

In April of 2021, Tombot acheived a major milestone in fundraising that will allow us to proceed with major expenses for research and development. As a result, for fiscal year 2021 Tombot expects to significantly increase in overall research and development expenses. The bulk of these expenses will be attributable to 1) outsourced engineering services; and 2) new engineering hires.

Tombot plans to lease new office facilities in Q3 of 2021 in anticipation of COVID vaccination and case levels allowing for safe physical operations.

Lastly, Tombot anticipates a sharp increase in G&A expenses in 2021 associated with Regulation Crowdfunding. These expenses include fees to the platform (StartEngine) and marketing expenses surrounding the campaign.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Tombot has $1,429,000 cash on hand, with another $780,000 scheduled to be received from investors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While all funds are important to us, regulation crowdfunding is an additional fundraising tactic for Tombot. We will continue to pursue direct investment from large institutional investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Tombot is hopeful that regulation crowdfunding will make a significant contribution to our overall fundraising strategy. However, Tombot does not need these funds in order to remain a viable company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Tombot's current bank balance is $1.4M, with another $800k due from investors. Our current burn rate is $22k per month. However, once we start production engineering expenses, our burn rate will go to $300k per month in July. This results in 9 months of runway, without raising additional capital.

If Tombot only raises the minimum goal on StartEngine, it will not meaningfully change our cash position.

How long will you be able to operate the company if you raise your maximum funding goal?

If Tombot raises our maximum goal on StartEngine, it will carry us all the way to first customer shipments in 2023.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Tombot will continue to attempt to raise money from institutional investors during our regulation crowdfunding campaign.

Indebtedness

- **Creditor:** Customers
  Amount Owed: $51,811.00
  Interest Rate: 0.0%
  Maturity Date: June 01, 2023
  These are pre-order deposits for products purchases. Tombot will retire the debt as we ship robots to our pre-order customers.

Related Party Transactions

- **Name of Entity:** Stevens Family Trust
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Investor in Tombot
  Material Terms: There are two tranches of transactions: I. In 2018, Stevens Family Trust invested a total of $250,000 in five separate SAFEs at $2.7M Cap. II. Later in 2018 and 2019, Stevens Family Trust loaned a total of $250,000 in three separate promissory notes. The $250,000 in promissory notes plus interest were converted in 2020 to a $290,000 SAFE, with an $11M Cap.

Valuation

Pre-Money Valuation: $14,491,624.25

Valuation Details:

The valuation was decided based upon a combination of market pricing and company advancement. Tombot's previous round of financing was priced at $11M pre-money by negotiation with its lead investor: Wavemaker 360 Health. Tombot raised $2M during that round. Since the time of that negotiation, Tombot has materially advanced the company, its technology, and in the growth of its customer base, without depleting the $2M raised.

For forward-looking projections of valuation, Tombot uses several publicly traded companies as comps. These include iRobot (IRBT), which trades at 13 x EBITDA. Tombot uses iRobot's 13X EBITDA for the low range of Tombot's potential valuation for year-ending 2025. Tombot currently forecasts at $94.8M in EBITDA for 2025.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.05 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Administrative*
  96.5%
  Tombot has significant expenses for administrative costs. These include legal - securities and corporate - accounting audit, and costs surrounding the Reg CF campaign

If we raise the over allotment amount of $4,999,999.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  3.45%
  Tombot is a pre-revenue company. Marketing expense will be for support of existing waitlist customers and for our product launch at 2023 CES show.

- *Research & Development*
  35.85%
  Tombot is outsourcing certain engineering activities. These include overhauling the mechanical and electrical design of the robot, and performing design for manufacturing to allow scaled production.

- *Company Employment*
  29.14%
  Tombot currently only has one employee on salary. Funds will be used to put the other two founders on salary, and to make engineering and sales hires.

- *Operations*
  9.03%
  Tombot is outsourcing most of its operational needs. These expenses including supply chain consulting, FDA consulting, insurance reimbursement consulting, contract manufacturer tooling, and alpha / beta manufacturing, and production testing.

- *Administrative*
  19.03%
  Tombot has significant expenses for administrative costs. These include legal - IP prosecution, securities and corporate - accounting - monthly accounting services, annual year-end taxes and audit, office lease, equipment and office supply purchases, insurance and costs surrounding the Reg CF campaign

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than May 31 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://tombot.com/ (Tombot.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tombot

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TomBot, Inc.

[See attached]

TOMBOT, INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended January 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 14, 2021

To: Board of Directors, Tombot, Inc.

Re: FYE 2021-2020 Financial Statement Audit

We have audited the accompanying financial statements of Tombot, Inc. (the "Company"), which comprise the balance sheets as of January 31, 2021 and 2020, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods ended January 31, 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods ended January 31, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

TOMBOT, INC.
BALANCE SHEET
As of January 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2021**	**2020**
Current Assets		
Cash and cash equivalents	$ 281,523	$ 204,474
Other current assets	7,940	--
Total current assets	289,463	204,474
Fixed assets, net of accumulated depreciation	16,493	21,918
Intangible assets, net of accumulated amortization	14,021	10,776
Total Assets	$ 319,977	$ 237,169
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 4,100	$ 3,388
PPP loan payable	23,757	--
Interest payable	--	27,924
Other current liabilities	1,769	9,512
Total Current Liabilities	29,626	40,825
Deferred revenue – Kickstarter, net of refunds	51,811	54,693
Note(s) payable	15,740	265,008
Total Liabilities	97,177	360,525
SHAREHOLDERS' EQUITY		
Common Stock, net of receivable (9,349,435 and 9,349,435 shares issued and outstanding as of January 31, 2021 and 2020)	--	--
SAFE instruments, net of receivables and restrictions	1,658,000	960,000
Retained deficit	(1,435,201)	(1,083,357)
Total Shareholders' Equity	222,799	(123,357)
Total Liabilities and Shareholders' Equity	$ 319,977	$ 237,169

TOMBOT, INC.
STATEMENT OF OPERATIONS
For calendar years ended January 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2021	FYE 2020
Revenues, net	$ --	$ --
Operating expenses		
Marketing and advertising	37,179	51,404
Selling, general and administrative	295,763	634,247
Total operating expenses	332,942	685,651
Net Operating Income (Loss)	(332,942)	(685,651)
Interest (expense), net	(12,461)	(27,899)
Other income	390	5,000
Depreciation (expense)	(5,906)	(4,216)
Amortization (expense)	(925)	(304)
Net Income (Loss)	$ (351,844)	$ (713,070)

TOMBOT, INC.
STATEMENT OF OWNERS' EQUITY
For calendar year ended January 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock, net of receivable		SAFE Instruments, net of receivables and restrictions	Retained Deficit	Total Owners' Equity
	Shares (#)	Amount ($)			
Balance as of February 1, 2019	**9,349,435**	**$ --**	**$ 250,000**	**$ (370,347)**	**$ (120,347)**
Issuance of SAFE instruments			710,000		710,000
Net loss				(713,010)	(713,010)
Balance as of January 31, 2020	**9,349,435**	**$ --**	**$ 960,000**	**$ (1,083,357)**	**$ (123,357)**
Issuance of SAFE instruments			698,000		698,000
Net loss				(351,844)	(351,844)
Balance as of January 31, 2021	**9,349,435**	**$ --**	**$ 1,658,000**	**$ (1,435,201)**	**$ 222,799**

TOMBOT, INC.
STATEMENT OF CASH FLOWS
For calendar years ended January 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2021	FYE 2020
Operating Activities		
Net Income (Loss)	$ (351,844)	$ (713,070)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation and amortization	6,831	4,520
Changes in operating asset and liabilities:		
(Increase) decrease in other current assets	(7,940)	--
Increase (decrease) in accounts payable	712	3,388
Increase (decrease) in other current liabilities	(7,743)	9,512
Increase (decrease) in deferred revenue, net of refunds	(2,882)	54,693
Increase (decrease) in interest payable	(27,924)	27,924
Net cash used in operating activities	(390,790)	(613,033)
Investing Activities		
Acquisition of intangible assets	(4,170)	(9,750)
Acquisition of fixed assets	--	(16,795)
Net cash used in operating activities	(4,170)	(26,545)
Financing Activities		
Proceeds from issuance of SAFE instruments, less amounts reserved for restriction	698,000	710,000
Proceeds/(repayment) of notes payable	(225,991)	116,068
Proceeds from convertible note payable	--	--
Net change in cash from financing activities	472,009	826,068
Net change in cash and cash equivalents	77,049	186,490
Cash and cash equivalents at beginning of period	204,474	17,984
Cash and cash equivalents at end of period	$ 281,523	$ 204,474

TOMBOT, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report and Notes to the Financial Statements
For calendar year ending January 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

TOMBOT, INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on October 13, 2017. The Company develops advanced robotic emotional support animals. The Company is a pre-revenue startup enterprise. The Company's go-to-market customer is a senior with dementia. The primary sources of revenue will come from direct ecommerce sales to consumers, and from sales through assisted living, skilled nursing, and adult daycare facilities.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of January 31, 2020, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of January 31, 2021 and 2020, the Company had $281,523 and $204,474 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of January 31, 2021 and 2020, the Company had net fixed assets of $16,493 and $21,918, respectively. Those fixed assets have recorded accumulated depreciation as of January 31, 2021 and 2020 totaling $10,840 and 4,934, respectively.

As of January 31, 2021 and 2020, the Company had net intangible assets of $14,021 and $10,776, respectively. Those intangible assets have recorded accumulated amortization as of January 31, 2021 and 2020 totaling $1,229 and $304, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded material revenue but will do so from the sale of their tangible products.

Accounts Receivable
Customers of the Company will pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after January 15, 2019, and interim periods within fiscal years beginning after January 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after January 15, 2020, and interim periods within fiscal years beginning after January 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – SAFE INSTRUMENTS

As of January 31, 2021 and 2020, the Company has issued simple agreements for future equity ("SAFE") instruments as follows:

	FYE 2021	**FYE 2020**
Beginning balance of SAFE instruments issued	960,000	250,000
Add: SAFEs issued	1,753,000	860,000
Less: proceeds of issued SAFEs still not collected	(405,000)	(50,000)
Less: amounts of SAFE restricted until performance benchmarks reached	(650,000)	(100,000)
Balance of SAFE instruments, net	**1,658,000**	**960,000**

As of January 31, 2020, $250,000 of the SAFEs issued and outstanding have a conversion cap of $2,700,000 and a conversion discount of 15 percent. The remaining $860,000 of SAFEs have a conversion cap of $11,000,000 and a conversion discount of 15 percent.

For the fiscal year ending January 31, 2021, the Company raised an additional $1,753,000 with an $11,000,000 valuation cap and a 15 percent conversion discount. As of January 31, 2021, a total of $455,000 of the SAFE instruments issued remained unpaid but receivable and $750,000 of the SAFE instruments are restricted pending the Company reaching certain performance benchmarks.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended January 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through January 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

In late 2018 and early 2019, the Stevens Family trust, a related party to the Company's founder and chief executive, loaned a total of $250,000 in the form of three separate promissory notes to the Company to accelerate its launch. The intent was to repay the promissory notes with interest when the company had sufficient cash flow, however, the holders of the notes agreed to convert all of the promissory notes plus accrued and unpaid interest to SAFE instruments in July 2020. The Stevens Family Trust hold an additional $250,000 in SAFE instruments from earlier in 2018.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – EQUITY

As of January 31, 2021 and 2020, the Company had a single class of common stock outstanding. As of the end of both fiscal year ends, the Company had 9,349,435 shares issued and outstanding. The shares were issued in exchange for a nominal amount that has yet to be fully paid.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") Series Seed Preferred securities in a campaign under Regulation CF which may total up to $5,000,000 in proceeds. The Company must receive

commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended, in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation

Management has evaluated subsequent events through April 14, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

TomBot

Robotic emotional support animals



Website · Santa Clarita, CA · HEALTH TECH · TECHNOLOGY

$0.00 raised

0 Investors	**$14.5M** Valuation
$1.55 Price per Share	**$249.55** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Tombot is making highly realistic robotic animals designed to stimulate the formation of emotional attachment and relieve the behavioral and psychological symptoms of dementia. Tombot aims to be the first affordable, FDA-regulated robotic animal.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Named one of TIME Magazine's 2020 Best Inventions, Tombot's realistic robot animals were designed to help 50M+ seniors with dementia and mild cognitive impairment worldwide. A number projected to reach 152M+ by 2050.
- Tombot conducted three rounds of consumer studies with 100s of seniors with dementia during product design, and we believe Tombot will be the first realistic and affordable, FDA-regulated robotic animal.
- $3M+ in commitments from institutional and accredited angel investors, with 7,500+ pre-order and waitlist customers.


Invest Now

A companion to provide comfort to those coping with dementia

The idea for Tombot emerged in 2011, when CEO and Co-Founder Tom Stevens faced an incredibly tough decision. Tom's mother Nancy Stevens had been diagnosed with Alzheimer's dementia and was no longer able to safely care for her beloved dog and best friend: Golden Bear. When Tom took Golden Bear away, the loss contributed to Nancy's severe loneliness, depression, and violent anger. When looking around for substitutes for a live animal companion, Tom couldn't find anything that Nancy liked. This set Tom on a multi-year research and education journey— six years later, Tombot was born.



We've already sold out our first litter of Puppies in pre-order, with customers ranging from seniors dealing with social isolation to people in assisted living, skilled nursing, acute care, and hospice. We've seen additional requests from parents of children with Autism and adults with chronic pain, major depressive disorder, anxiety, bipolar disorder, and PTSD. We need your help to send Jennie to people around the world to bring joy, companionship, and spark social engagement for those suffering from mental health adversities.

THE PROBLEM

Seniors with dementia and chronic pain need better alternatives to toxic medications

97% of seniors with dementia suffer from symptoms that include loneliness, frustration, delirium, hallucinations, and violent anger.[1] Additionally, over 80% of seniors in nursing homes suffer from chronic pain.[2] Doctors frequently prescribe these patients with psychotropic and opioid medications. Psychotropics carry grave health risks for seniors, particularly from the antipsychotics, while opioids carry their own adverse health risks, including an increased risk of suffering a fall or fracture.


DEPRESSION
1 in 12 adults in the United States report having depression.


LONELINESS
1 in 3 older Americans report being lonely


STRESS
12M seniors are admitted to hospitals in the United States each year

Source 1, Source 2, Source 3

Beyond seniors and nursing home residents, similar symptoms are often experienced by long-term hospital patients after being subject to intense psychological stress, as well as adults simply dealing with their own versions of loneliness and depression.

Doctors and family members of seniors experiencing dementia and/or chronic pain are desperate for non-pharmacological alternatives to the current medications.

THE SOLUTION

A carefully designed robotic animal companion

Tombot created "Jennie" as an affordable alternative to multi-thousand-dollar robopets, and as an upgrade from mechanical toys.

Peer-reviewed studies have shown these robotic animal companions positively contribute to our ability to cope with stress, anxiety, loneliness, depression, and pain, improving overall well-being. (NBC news)


REALISTIC ROBOTIC EMOTIONAL SUPPORT ANIMALS
Bringing smiles to the faces of seniors who no longer frequently smile.

Research shows that robotic animals significantly outperform traditional objects, such as dolls or stuffed animals, with the added benefit of reducing pain and the need for pain medications.[3]

THE MARKET

A multi-billion-dollar market that we believe will only keep growing


$228 MILLION (2025)
Serviceable Obtainable Market
Service Addressable Market
Total Addressable Market
$8.8 BILLION
$52.1 BILLION

There are currently over 50 million seniors with dementia and mild cognitive impairment worldwide. This number is projected to grow to over 152 million by 2030.

But Tombot's reach doesn't end there. Robotic pets are on the rise. (Oprah Magazine). Thirty percent of our pre-order and waitlist customers have come from outside our initial target audience. They include individuals with a variety of other health adversities, such as anxiety, major depressive disorder, chronic pain,PTSD, and children with autism and other special needs. These additional customer segments increase the potential worldwide market by hundreds of millions of people.


US - Millions of People
(Based Upon Existing Pre-Orders)
45
40
35
30
25
20
15
10
5
0
Adults (Anxiety)
Seniors (No Pets)
Adults (Cognitive Impairment)
Adults (Major Depressive Disorder)
Adults (PTSD)
Adults (Cognitive Impairment)
Children (Autism, Special Treatment)

OUR TRACTION

Barking up exactly the right tree

Tombot has garnered widespread attention and investment in just the few years since its founding. We've raised over $3M in our seed rounds and were featured as one of TIME Magazine's 2020 Best Inventions. Our backers include over 40 accredited investors, including institutions such as **Wavemaker Three-Sixty Health**. Tombot was the winner of the 2020 Aging2.0 competition for Mitigating Social Isolation and Loneliness in Seniors as well as the 2019 RoboBusiness Pitchfire competition. Along the way, we've attracted widespread media coverage from outlets such as **Forbes, NBC News, Oprah Magazine, BBC, Digital Trends, CNET, Reuters, and Gizmodo.**

Now that we've successfully launched—and sold out—our pre-order campaign, our next steps are to complete pre-production engineering, alpha/beta testing, and safety certifications.


NBC
THE OPRAH MAGAZINE
GIZMODO
FAST COMPANY
Forbes
CBS
DIGITAL TRENDS
BBC
Raised over
$3M
and were featured as
TIME
magazine's 2020 best inventions
TIME
BEST
INVENTIONS
2020

WHAT WE DO

A Labrador puppy that combines technological ingenuity with world-class artistry



Nicknamed "Jennie," the Tombot Puppy is designed to simulate emotional attachment and help individuals, families, and communities cope with a spectrum of health adversities at a price most people can afford. Jennie is responsive to touch, voice, movement, and light, and is integrated with a smartphone app that enables customization and software updates to expand and improve her capabilities over time.


Interactive Sensors
Voice Command
Real Puppy Sounds
Rechargable
Smartphone App
Software Updates

Jennie is covered in sensors, providing her with the ability to feel how and where she is being touched or moved, and to hear sounds and voice commands. She has been carefully programmed with a rich set of behaviors and sounds to closely emulate the behaviors of real dogs.

Her patented realistic appearance and texture were designed with the artistic services of Jim Henson's Creature Shop, known for their unmatched expertise and awe-inspiring artistic creativity. Tombot has filed additional patent applications in the USPTO and the international PCT.

THE BUSINESS MODEL

A two-lane sales strategy

Tombot's puppy "Jennie" sells for $449. We intend for future models to also carry a monthly subscription charge. We're approaching our sales through a two-pronged business model. We'll continue to sell directly to consumers, with our pre-orders including family members of seniors with dementia, caregivers of children with Autism, and adults dealing with a number of challenging ailments. We'll also sell in a B2B2C model through assisted living and skilled nursing facilities. **Our target cost of goods sold (COGS) at scale is 50%, which if achieved would put us well on track for high gross profit within the first few years of sales.**


TOMBOT
Adult Daycare
Assisted Living
Skilled Nursing
$449¹
Family Members
Senior/Patients
Doctors
Nurses
Caregivers

HOW WE ARE DIFFERENT

Realistic, affordable, and anticipated to be FDA-registered

Tombot's puppy is a high-quality, realistically designed robotic emotional support animal that is both affordable and anticipated to be FDA registered. Tombot boasts significant advantages over the current alternatives, starting with actual live animal therapy. Extremely energy- and resource-intensive, owning or bringing in live dogs is more logistically complex for hospitals and not a viable option for many elderly individuals.

Current competitors that we've seen in the robot animal space fall into two extremes: very simplistic, or very expensive. Paro the wide-eyed seal pup and Sony's Aibo dog cost $6,400 and $2,900, respectively. We believe Tombot will be the first advanced robotic animal to not only include key features for emotional attachment, and several more that the competition lack—for a small fraction of the price.


FDA-Regulated
HIGH QUALITY
REALISTIC
AFFORDABLE

THE VISION

We're ready to become the world's largest social robotics company

We intend for Tombot to become the world's leading company in the design and production of robotic companion animals. And Labrador puppies are just the start—there's a world of possibilities.



We're very excited to have a product roadmap of increasingly sophisticated technology and designs to serve an expanding customer base.

ANTICIPATED MILESTONES

Date	Milestone
JUNE 2021	Hire Additional Engineers
JULY 2021	Begin Puppy Production Engineering
AUG. 2021	Begin Servomotor Lifetime Testing
APRIL 2022	Contract Mfr. Selection
APRIL 2022	Alpha Production Testing
SEPT. 2022	Beta Production Testing
JULY 2023	First Puppy Customer Shipments
OCT. 2023	1,000 Units Shipped
OCT. 2023	Raise Series A Round to Scale Company

OUR LEADERSHIP

A trio of tech executives with experience building teams that deliver results



Tom Stevens
Co-Founder and CEO



Hank Shorz
Co-Founder and CTO



Jesse Shorz
Co-Founder and COO

Tom Stevens, Co-Founder and CEO
Tom brings over 30 years of experience as a top-level tech executive. Prior to founding Tombot, he and the two other members of the leadership team built a prior startup into one of the world's leading litigation automation companies, successfully exiting through an acquisition in 2011. Tom's focus on organizational culture is the root source of Tombot's success; by bringing on diverse, independent, and high-performing team members, Tom has excelled at building teams that deliver results. Tom earned his Master's in Management from the Stanford Graduate School of Business.

Hank Schorz, Co-Founder and CTO
Hank has over 40 years of experience as a C-level tech executive. As the previous co-founder and executive VP of ACT Litigation, Hank has built multiple companies into industry leaders. A seasoned engineering, operations, and robotics expert, he's also dealt with consumer electronics, custom software development, computer systems integration, and large-scale data processing. Hank is responsible for inventing the perception, control, and behavior systems for Tombot's robots.

Jesse Shorz, Co-Founder and COO
Jesse brings over two decades of experience in high tech management, operations, data, and software. He previously served as VP of engineering at Discoverready, and now handles Tombot's supply chain oversight. This includes identification, selection, and performance testing of key components. Jesse rounds out the potent combination of technical, operations, and business acumen that equips the team for successful execution of Tombot's business plan.

WHY INVEST

Providing companionship to those who need it most

The Tombot Puppy has been greeted with curiosity and enthusiasm by customers from 76 countries around the world, and we can't wait for more people to meet her. We are supporting and uplifting not only the individuals coping with adversities, but their families and communities wishing to provide the safest and most effective resources available.

There are so many individuals in the world who cannot safely or practically care for a live animal but yearn for one's company, and we're here to show them there's another option.

We'd love you to join us in transforming daily lives and providing companionship to individuals everywhere.











1. Steinberg et al, Int J Geriatric Psychiatry, 2008

2. Zanocchi et al., Arch. Of Gerontology & Geriatrics, 2008

3. Petersen et al., The Utilization of Robotic Pets in Dementia Care; Journal of Alzheimer's Disease, Vol. 55 (2017)

In the Press

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Meet Our Team



Thomas Edward Stevens

Chairman - Board of Directors

Tom has been in the high tech industry since 1985 - the early days of the PC revolution. The extraordinary demand for PCs at the time far outstripped the supply of workers, creating unusual opportunities for anyone involved. At Novell, Tom was repeatedly promoted and given responsibilities that would only have been attainable after decades of service in more mature industries. Tom was fortunate to receive the necessary training, support and mentorship from senior leadership to take on these heady challenges.

These early experiences provided Tom with the education and confidence to join a startup in late 1989. Functioning as a member of ACT's Office of the President, Tom oversaw all client-facing activities including sales, marketing, consulting, new product development, and strategic 3rd party relationships. ACT's core leadership team built the company into one of the world's largest and most-respected litigation automation firms.

Tom applied his experience and education to Tombot's product development. Using a data-driven and human-centered design approach, Tom's leadership has produced a product that we believe not only technically out-performs every competitive product on the market, but is also more highly-desired by our customers. Tom utilized his previous experience as an operator to institute the core financial, accounting, HR, sales and marketing systems to efficiently run and control Tombot's key management disciplines.

A key feature of ACT was its organizational culture. Rooted in flat hierarchies and diverse, interdisciplinary teams and communications, ACT's culture led to outlier stats for employee and client retention. Tom's focus on organizational culture is the root source of Tombot's success for taking diverse and independent high-performing team members and forming teams that generate results.



Henry P. Schorz

Chief Technical Officer

Hank has been a Chief-level executive for more than 40 years. As an engineering and operations expert, Hank has built multiple companies into industry leaders. Hank's technical curiosity and systems mentality give him the unique ability to fundamentally understand all of the elements of complex systems and processes. These skills have been applied to consumer electronics design and manufacturing, custom software development, computer systems integration, and very large data processing and management, and now robotics.

Hank has also spent many years as a hobbyist roboticist and remote-control airplane builder and competitor. These experiences, combined with his career in engineering and systems design gave Hank the insight on how to technically execute the Tombot robots. Inventing the perception, control and behavior systems for Tombot's robots, Hank's ingenuity has led to the filing of a comprehensive family of patents.



Jesse M. Schorz

Chief Operating Officer

Jesse has spent 20 years in management and leadership positions. Jesse built and managed high-performing internal engineering and operations teams - the largest operating divisions at ACT. Jesse also oversaw very large contract teams and 3rd party suppliers. These experiences have led Jesse to develop best-practices operations systems.

In addition to his technical skills and business acumen, Jesse is a "get stuff done" guy. Creating and adhering to operating budgets and timelines are core strengths. Jesse's skills begin with the innate ability to accurately forecast budgets and timelines. Accurate projections are critical for the financial management of Tombot, and for setting appropriate customer and investor expectations.

In addition to setting-up Tombot's IT and operations systems, Jesse constructed and produced all of the realistic behaviors in our prototypes. Jesse leads all aspects of the identification, selection and oversight of Tombot's supply chain, including the performance testing of key components.

Offering Summary

Company	:	TomBot, Inc.
Corporate Address	:	19197 Golden Valley Road, #638, Santa Clarita, CA 91387
Offering Minimum	:	$9,999.05
Offering Maximum	:	$4,999,999.30
Minimum Investment Amount (per investor)	:	$249.55

Terms

Offering Type	Equity
Security Name	Series Seed I Preferred
Minimum Number of Shares Offered	6,451
Maximum Number of Shares Offered	3,225,806
Price per Share	$1.55
Pre-Money Valuation	$14,491,624.25

Amount-Based:

$249 | Tier I

Priority Waitlist (after Kickstarter & Front of the Line Passes).

$1,000 | Tier II

Front of the Waitlist Line Pass.

$2,500 | Tier III

Front of the Waitlist Line Pass + Exclusive Annual Investor Call & Q&A.

$5,000 | Tier IV

Front of the Waitlist Line Pass + Exclusive Semi-Annual Major Annual Investor Call & Q&A.

$10,000 | Tier V

Front of the Waitlist Line + Exclusive Semi-Annual Major Investor Call & Q&A + Dinner and Private Tour of Tombot Robotics Lab + Invitations to Tombot Major Investor Events.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO:

Tom Stevens: Hi, I'm Tom Stevens, CEO and Co-founder of Tombot and this is Jennie. Jennie is a fully interactive, robotic emotional support animal. Millions of seniors cannot safely or practically care for a live animal due to a health adversity and therefore miss out on the many mental and physical health benefits associated with the human/animal bond.

Peer reviewed studies show robotic animals positively affect some peoples' ability to cope with stress, anxiety, loneliness, depression and pain, improving quality of life and reducing the need for certain medications. We launched Tombot in 2017 to serve these people and improve their quality of life, one puppy at a time.

New rules for regulation crowdfunding, allow companies like Tombot, to raise up to five million dollars, every twelve months from those passionate about their cause. To do so, we're required to use a SEC regulated platform, like Startengine. We chose the regulation crowdfunding route because so many of you, our most loyal ambassadors, customers and supporters have asked for the opportunity to join our journey in a more meaningful way. Effective immediately, anyone

can join Tombot's global investor community by purchasing shares, starting at just $249.

Tombot's go-to market customer is a senior with dementia, there are over 16 million seniors with

dementia or mild cognitive impairment in the U.S. alone and this number is growing rapidly as more baby boomers become senior citizens.

Ed Piesner: Tombot Investor : My mom suffered for many many years with alzheimers, obviously, watching someone suffer like that and knowing that they can't do the things they were

able to do, the simple things like caring for a dog or just petting a dog, or being with their animal.

Jay Gross: Wavemaker 360 Health: And here you find a product that's thoughtfully developed, in sync with the Jim Henson Creature Lab and you just think wow, I wish I found companies like this all the time. The, the fact that this product can sit on, on a tabletop in a restaurant over lunch and random people just come up and want to engage in conversation to talk about the, the robotic dog.

Mellissa-Iris Lau / Tombot Investor: Think about the last time you hugged your pet, think about the last time you hugged your own dog and how it made your feel. I think that, that could actually be something that people could experience when they hug um, or interact with a Jennie bot.

Kwame Ulmer / Wavemaker360 Health: I saw two things that were compelling. One, is the ability to reach a lot of people who are suffering with this condition. And two, to really have an impact on their, not only their lifestyle, but eventually, improve the symptoms associated with the condition they are suffering from.

Tom Stevens: So please join us by investing at the link below and help us bring puppies to those desperately in need.

VIDEO 2:

Mellissa-Iris Lau / Tombot Investor: For somebody that works in the hospital setting, who's taken care of patients with cognitive impairment, including patients with cognitive diseases like dementia, Alzheimer's for example, this is exciting technology.

Kwame Ulmer /Wavemaker 360 Health: We think about things like the market, ah and the use case, will it be compelling, but really, it was a combination for me, Tom and his leadership and his ability to tell an amazing story and then the potential to really be a market maker.

Bob Piesner / Tombot Investor: It's just terrific, I, I will do anything to see to it that this gets to everybody that wants one. As I said before, I don't think there is anybody walking on the planet, you couldn't find one person that wouldn't spend that money to make one of their loved ones feel a little bit better for a long time.

Mellissa-Iris Lau / Tombot Investor: I hope to see it disruptive especially in big Pharma, we rely so much on chemical restraint, and with chemicals with drugs come so many risks themselves and so many side effects. To have something like this that doesn't involve any kind of chemical restraint or at least um, can potentially result in decreased use of chemical restraint or chemical methods, is a big game-changer.

Ed Piesner / Tombot Investor: Obviously watching somebody suffer like that and knowing they can't do the things they were able to do, the simple things like caring for a dog or just petting a dog or just being with their animal. My mom was a dog lover her whole life, we always had dogs from when I was born, until you know, now. Um, and knowing that that product, the Tombot, that device can give just a little bit of joy and happiness to somebody's who's in that suffering stage of Alzheimer's is the most important thing.

Dimi Barot, MD / Wavemaker 360 Health: the reality is that so many elderly folks, whether they have dementia or don't, ah suffer from loneliness, from isolation and then do need as they get older and have invariable or inevitable decline, um, do have needs that require assistance, that require to a certain degree dependence and to that end I can see this particular device, Jennie, supplanting or um assisting those patients who maybe be suffering from certain conditions who otherwise may not have that resource available.

Bill & Kathie Schwartz / Tombot Investor: It gives you the chance to help make a difference and a big difference in a huge segment of the population around the world that is suffering and just in and of itself, I think that one component is a really powerful piece. If you can do something you think has a chance of succeeding and you can do something you think actually helps a lot of people when it succeeds.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

TTW Campaign Page Live: 3/15/21 8:00 AM PST - 4/28/21 8:32 AM PST



Reasons to Invest



Meet Our Team








TOMBOT

Our Test The Waters ("TTW") campaign is officially live on **StartEngine**! Effective immediately, **for as little as $249.55**, anyone can join Tombot's global investor community by reserving shares on StartEngine, a Regulation Crowdfunding (Reg CF) platform.

New rules for Reg CF allow companies like Tombot to raise up to $5M every 12 months from those passionate about their cause. To do so, we are required to use an SEC-regulated platform like **StartEngine**.

We chose to go the Reg CF route because so many of you - our most loyal ambassadors, customers, and supporters -- have asked for the opportunity to join our journey in a more meaningful way.

We encourage you to visit our StartEngine page to learn more about our story, our traction to date and plans for future growth. An investment in Tombot will help us complete our engineering and pre-production work, and ultimately bring Jennies to all of you.

Thank you for your support and stay tuned for exciting investor updates over the coming weeks!

Reserve Shares Now!

Be Well,

Tom

Tom Stevens
CEO & Co-founder
Tombot, Inc.


TOMBOT

We're excited to announce we've raised over **$100,000** in reserved shares in our StartEngine campaign!

Your continued support has made Jennie a symbol of hope and joy for loved ones around the globe who are severely affected by dementia and other health adversities.

As you know, Jennie is for those who would benefit from having a furry animal of their own but cannot safely or practically care for a live animal companion.

We need your help in keeping momentum and spreading the word on the importance of Jennie. To get there, it'll take growing our investor community and spreading awareness so we can ensure Jennie is in the hands of everyone who needs her.

Please share and pass on our campaign to your network to help us achieve our goal of bringing Jennie to millions of people worldwide!

If you have any questions about Tombot's "TTW" Offering, please click the Reserve Shares button below and post them on our StartEngine page. We'd be happy to chat with you so please reach out.

Reserve Shares Now!

Be Well,

Tom

Tom Stevens
CEO & Co-founder
Tombot, Inc.

TOMBOT

Connect with us!


TOMBOT

Join the Tombot investor community and help those who would benefit from living with Jennie!

Tombot Family,

If you are reading this, it is because you know someone who needs Jennie.

I took care of my mother as she battled Alzheimer's dementia. I learned first-hand how emotionally exhausting and saddening it is to see a loved one suffer from the debilitating effects of mental health challenges. I also know that love, support, and patience from family and furry friends can make a big difference in their lives—which is why I created Jennie: the world's first FDA regulated and affordable robotic companion dog.

Peer-reviewed studies show that robotic animals help some people cope with stress, anxiety, and pain, and reduce the need for certain medications. I witnessed this with my mother after she fell and broke her leg, requiring a four-week stay in the hospital. When she was first admitted to the hospital, my mother was terrified that the medical professionals were going to hurt her worse. It grew so bad that she required physical restraints just so the medical professionals could get near her. I brought her prototype robotic puppy to her from home, and she immediately calmed down. She hugged her puppy tightly to her chest and said: "Bob is helping me relax" - she named her robotic puppy "Bob." She was still frightened and in severe pain, but from that moment forward she allowed the medical professionals to treat her without the need for restraints.

Bringing a technically advanced robot to all of you is capital intensive. It takes more than a village. It takes a global network of investors to provide the necessary funds to complete our pre-production engineering, testing, safety certifications, and to ramp-up manufacturing. Now for the first time you too can be an investor in Tombot.

By joining Tombot's investor community, you're taking an important step to support your loved one, and ensuring that we can deliver Jennie into the hands of everyone who needs her.

Thank you for believing in Tombot's mission. If you have any questions about investing in Tombot, please click the link below. I will respond personally to all questions and comments posted there.

Reserve Shares Now!

Be Well,

Tom

Tom Stevens
CEO & Co-founder
Tombot, Inc.

BBC News reporter Lara Lewington covered Jennie's visit to Las Vegas's Prestige Living Facility!

Happy Sunday Tombot family!

We're proud to announce that in February 2020, BBC News reporter Lara Lewington and the Tombot team visited Las Vegas's Prestige Living Facility, where Jennie, in Lara's words, "clearly brought joy" to seniors suffering from dementia as they had the opportunity to experience her in person.

Watch the elderly light up as Jennie reacts to being petted is sure to make you smile so check her out in action. 👇


The Robot Dog That Helps With Demen...
Watch later
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Watch on YouTube

At Tombot, our robot animals like Jennie are designed to help 90M+ seniors with dementia or pre-dementia mild cognitive impairment worldwide - a number projected to reach 151M by 2030.

To invest in our mission, [you can visit our StartEngine page here] and reserve your shares today! Please don't hesitate to ask us questions in the Comments section -- I will respond to all of them personally.

Reserve Shares in Tombot!

Be Well,

Tom


TOMBOT
Reserve Shares in Tombot!

Reserve your shares in Tombot to help get Jennie into the hands of those who need her most.

Tombot Family,

The team and I would like to thank you for all your support for Tombot's mission thus far. By reserving shares in our StartEngine campaign, you are contributing to the development of Jennie, the world's first FDA-regulated robotic therapy animal.

Your early support of our common goal to ensure the future successes of Jennie has been paramount to our campaign's momentum.

By working together to promote the comfort, joy, and emotional support that Jennie provides, we can advance awareness of our mission—alleviating the physical and psychological effects of dementia and mild cognitive impairment for our loved ones globally.

There's still time left to reserve your shares in our Test the Waters Reg CF campaign on StartEngine, with investments starting at $250. If you have questions about investing in Tombot, don't hesitate to write to us under the 'Comments' Section of our campaign page and I will answer them personally. We're excited to keep sharing milestones on our StartEngine campaign with you as our Reg CF raise goes live soon!

Reserve Shares Now!

Be Well,

Tom


TOMBOT
Reserve Shares in Tombot!

Only a few hours left on our Test The Waters Campaign!

To our Tombot Community,

In just a short while since our last campaign announcement we have exceeded over $185,000 in reservations on our StartEngine capital raise from over 200 investors! We're appreciative of the outpouring of support from our investors and customers as we gear ourselves up to transition out of Test The Waters mode and into our live offering very soon!

Tombot's mission is simple—create a product that improves the quality of life for people who suffer from behavior and psychological symptoms of dementia. Together we are making that vision a reality, as Jennie, our robotic dog, has the potential to provide companionship to the 90M+ seniors with dementia and mild cognitive impairment worldwide. Thanks to your continued support, we will be able to bring Jennie to market at speed and get her in the hands of your loved ones who need her most.

Through our StartEngine campaign we think there's a huge opportunity to partner with the global community of people who share in our vision. We love the idea of Jennie's most ardent supporters being able to own a piece of something they are passionate about, and to reap the rewards of Tombot's growth in ways that they previously would not have had the chance.

This is our last call to reserve your shares in Tombot's campaign as an early investor. We hope you'll join us on our journey.

Thank you again for believing in Tombot and our mission. We look forward to sharing more exciting information with you as our campaign goes live!

Reserve Shares Now!


Tombot
Sponsored ·
Invest in one of the world's most realistic robotic animals designed to stimulate the formation of emotional attachment and relieve the behavioral and psychological symptoms of dementia
STARTENGINE.COM
Invest in Tombot on StartEngine
LEARN MORE


Tombot
Sponsored ·
Now you can invest in realistic robot animals that were designed to help 50M+ seniors with dementia worldwide. A number projected to reach 152M by 2050.
STARTENGINE.COM
Become an early investor
Named one of TIME Magazine's...
LEARN MORE

Tombot

Sponsored ·

Invest in robotic animals that transform the daily lives of individuals, families, and communities facing health adversities!



STARTENGINE.COM

Now Accepting Investors on StartEngine

LEARN MORE

8


Tombot
Sponsored ·
Millions of people facing health adversities cannot safely or practically care for a live animal companion. Now there is Tombot.
STARTENGINE.COM
Invest in Tombot on StartEngine
LEARN MORE

Tombot
Published by Sprout Social · April 1 at 3:04 PM ·

Throwback Thursday to a day in the life and behind the scenes at the TomBot office!

https://bit.ly/3clprCY

#TomBot #startengine #equitycrowdfunding #RegCF #entrepreneur #robotics #leadershipteam


TOMBOT
behind the scenes
MEET THE TEAM

YOUTUBE.COM

BEHIND THE SCENES: Tombot Headquarters | Summer 2019

638
People Reached

38
Engagements

Boost Post

Tombot
Published by Sprout Social · April 2 at 4:54 PM ·

Meet our Co-Founder, CEO, and visionary behind Tombot!

🐾 Tom was inspired to create TomBot and Jennie after his mom, Nancy Steven's was diagnosed with Alzheimers, and could no longer take care of her beloved golden doodle.

🐾 Tom has 30+ years as a high tech C-level executive, and a Masters in Business Management from Stanford University.

🐾 Tom has been in the high tech industry since 1985 - the early days of the PC revolution. He later went on to run a startup, ATC, which became one of the world's largest and most-respected litigation automation firms.

🐾 Tom is a relentless yet kind entrepreneur who ultimately believes kindness should be the heart of every business.

Learn more about Tom and the rest of the TomBot team behind Jennie at our StartEngine page:
https://www.startengine.com/tombot

#Tombot #startengine #equitycrowdfunding #RegCF
#entrepreneur #robotics #leadershipteam


Schedule

2,041

286

Boost Post

Tombot
Published by Sprout Social · April 3 at 11:21 AM ·

Did you know? ❓

The global robotic pet dogs market is expected to post a CAGR of close to 21% until 2023? 📈 Technavio

That means the market is experiencing momentum, and like the cliche says, the early bird catches the worm. 🐦

Don't miss out on the market opportunity of robotic pets, and don't miss out on the ROI of making an early long-term investment for yourself.

Invest today in TomBot through StartEngine at https://www.startengine.com/tombot

#TomBot #startengine #equitycrowdfunding #RegCF #roboticdog #robotics


The global robotic pet dogs market is expected to post a CAGR of ~21% until 2023.
TOMBOT

804
People Reached

27
Engagements

Boost Post

Tombot
Published by Sprout Social · April 4 at 11:13 AM ·

We still can't quite believe it.

Jennie was ranked a 2020 Best Invention by the TIME! 🎉

We're so proud to have this honor, and hope to earn more mentions, press, and awards as we continue to develop Jennie on our mission to make her a household name in robotic therapy animals.

Have you check out the award yet? What do you think? 😊

https://bit.ly/2QZ4b3n

#timemagazine #2020bestinvention #bestinvention #roboticdog #tombot #startengine #equitycrowdfunding


2020 Times Best Invention
TOMBOT

1,567	218	
People Reached	Engagements	Boost Post

You and 66 others   17 Comments 7 Shares

Tombot
Published by Sprout Social · April 8 at 3:09 PM ·

We are proud to announce we have reached over $125,000 in reservations on our StartEngine Test The Waters Campaign!

Thank you for your support of Tombot and our mission of getting Jennie into the hands of those who need her most.

Reserve your shares in Tombot at the link below 👇

https://www.startengine.com/tombot



TOMBOT
start engine
Our Raise Just Hit
$125K+!
Reservations on
StartEngine

977
People Reached

85
Engagements

Boost Post

28

4 Comments 4 Shares

Tombot

Published by Sprout Social · April 8 at 10:56 AM ·

Tombot was inspired by Nancy Stevens, the mother of our CEO and Founder, Tom Stevens.

Nancy was an animal lover. As she grew older, Nancy's dog became increasingly important for emotional support and companionship. However, Nancy's Alzheimer's dementia left her incapable of safely caring for her beloved 2-year old golden doodle puppy, "Golden Bear."

Taking Golden Bear away from Nancy was one of the most difficult choices Tom ever had to make. In his words, "Golden Bear was my mother's best friend; losing her contributed to her severe loneliness and depression."

Tom realized that his mom's story was not unique, and a few years later launched Tombot to serve those people.

If you relate to Tom's story, now you have the chance to make a difference.

Join our investor community today on StartEngine and help us bring Jennie to market for your loved ones. 👇

https://www.startengine.com/tombot

#TomBot #startengine #equitycrowdfunding #RegCF #robotics #therapyanimal #therapydog #companionanimal


Schedule

1,460
People Reached

117
Engagements

Boost Post

Tombot
Published by Sprout Social · April 12 at 4:25 PM ·

Jennie in a nutshell:

✓Interactive Sensors
✓Voice commands
✓Real Puppy Sounds
✓Rechargeable
✓Smartphone App Customization
✓Software Updates

All capable of providing our loved ones suffering with dementia the emotional comfort and support they need, to help combat loneliness.

To learn more about Jennie, check her out in action on our StartEngine page.

https://bit.ly/32b4lqx

#TomBot #startengine #equitycrowdfunding #RegCF #robotics #therapydog #dementia #BPSD #seniors


Feature #2
VOICE COMMANDS
Voice activation software allows your Tombot Puppy to react to your commands. Just tell her to speak and she'll speak!
TOMBOT

961
People Reached

130
Engagements

Boost Post

Tombot

Published by Sprout Social · April 13 at 11:26 AM ·

Jennie is the next big thing in dementia care. Tombot Puppies like Jennie help individuals, families, and communities cope with many health adversities.

We know how important your loved one's health is to you, which is why Jennie will be the first affordable, FDA-regulated robotic animal designed to help seniors with dementia.

Reserve your shares in Tombot at the link below 👇

https://bit.ly/32b4lqx

"THANK GOODNESS SOMEONE IS THINKING OUTSIDE THE BOX WHEN IT COMES TO MEMORY CARE!

I'VE WORKED IN MEMORY CARE FOR MANY YEARS AND OUR RESIDENTS WOULD HAVE LOVED THIS PRODUCT. WORTH ITS WEIGHT IN GOLD."

- Jean B.

TOMBOT

Schedule

791
People Reached

52
Engagements

Boost Post

29

6 Shares

Tombot
Published by Sprout Social · 6d ·

Studies show seniors can experience reduced behavioral and psychological symptoms of dementia (BPSD) by forming a robust emotional attachment to an object - traditionally human baby dolls or stuffed animals.

The problem is many seniors don't form the necessary emotional attachment to traditional objects, which leaves the alternative - psychotropic medications that frequently turn seniors into zombies, and can potentially reduce life expectancy. 🤦

Our solution?

Jennie. 🐶

Designed with Jim Henson's Creature Shop to create a whole new level of realism, Jennie is intended to stimulate emotional attachment and provide much-needed relief for seniors with BPSD.

If your loved ones are struggling with BPSD you can make a difference. Tombot is raising funds to bring Jennie to market. Click now to invest! 👇

https://bit.ly/32b4lqx

#TomBot #startengine #equitycrowdfunding #RegCF #robotics #therapydog #dementia #BPSD #seniors #JimHensonsCreatureShop



759
People Reached

118
Engagements

Boost Post

33

2 Comments 9 Shares

Tombot
Published by Sprout Social · 6d ·

Meet our Co-Founder and COO, Jesse Schorz!

🐾 Jesse has spent 20 years in management and leadership positions, building high-performing engineering and operating teams - including the largest operating division at ACT!

🐾 Jesse is your go-to person to get stuff done! Jesse has a unique, innate ability to accurately forecast budgets and timelines, a critical component to Tombot's financial success.

🐾 Jesse not only contributes to the team with his strong technical skills and business acumen, but he also constructed and produced the realistic behaviors in our prototypes! He leads all aspects of Tombot's supply chain.

Learn more about Jesse and the rest of the Tombot team behind Jennie at our StartEngine page! 👇
https://www.startengine.com/tombot

#Tombot #startengine #equitycrowdfunding #RegCF #entrepreneur #robotics #leadershipteam



Meet Our
Co-Founder & COO
Jesse Schorz
TOMBOT

593
People Reached

36
Engagements

Boost Post



tombotrobotics • Follow

tombotrobotics Behind the Scenes!

Throwback Thursday to a day in the life and behind the scenes at the TomBot office!

#TomBot #startengine #equitycrowdfunding #RegCF #entrepreneur #robotics #leadershipteam

3w

168 views

APRIL 1

Add a comment...

Post



tombotrobotics • Follow

tombotrobotics Meet our Co-Founder, CEO, and visionary behind Tombot!

🐾 Tom was inspired to create TomBot and Jennie after his mom, Nancy Steven's was diagnosed with Alzheimers, and could no longer take care of her beloved golden doodle.

🐾 Tom has 30+ years as a high tech C-level executive, and a Masters in Business Management from Stanford University.

🐾 Tom has been in the high tech industry since 1985 - the early days of the PC revolution. He later went on to run a startup, ATC, which became one of the world's largest and most-respected litigation automation firms.

68 likes

APRIL 2

Add a comment... Post



tombotrobotics • Follow

🐾 Tom has been in the high tech industry since 1985 - the early days of the PC revolution. He later went on to run a startup, ATC, which became one of the world's largest and most-respected litigation automation firms.

🐾 Tom is a relentless yet kind entrepreneur who ultimately believes kindness should be the heart of every business.

Learn more about Tom and the rest of the Tombot team behind Jennie at our @startenginela page (link in bio).

#Tombot #startengine #equitycrowdfunding #RegCF #entrepreneur #robotics #leadershipteam

68 likes

APRIL 2

Add a comment...

Post


The global robotic pet dogs market is expected to post a CAGR of ~21% until 2023.
TOMBOT

tombotrobotics • Follow

tombotrobotics Did you know? ❓

The global robotic pet dogs market is expected to post a CAGR of close to 21% until 2023? 📈 @technavio_research

That means the market is experiencing momentum, and like the cliche says, the early bird catches the worm. 🐦

Don't miss out on the market opportunity of robotic pets, and don't miss out on the ROI of making an early long-term investment for yourself.

Invest today in TomBot through @startengine ☝

#TomBot #startengine

17 likes

APRIL 3

Add a comment... Post


2020 Times
Best Invention
TOMBOT

tombotrobotics • Follow

tombotrobotics We still can't quite believe it.

Jennie was ranked a 2020 Best Invention by @time! 🎉

We're so proud to have this honor, and hope to earn more mentions, press, and awards as we continue to develop Jennie on our mission to make her a household name in robotic therapy animals.

Have you check out the award yet (It's in our bio if you haven't)? What do you think? 😊

#timemagazine #2020bestinvention #bestinvention #roboticdog #tombot #startengine #equitycrowdfunding

43 likes

APRIL 4


TOMBOT
start engine
Our Raise Just Hit
$125K+!
Reservations on
StartEngine
Ob/

tombotrobotics • Follow

tombotrobotics We are proud to announce we have reached over $125,000 in reservations on our @Startenginela Test The Waters Campaign!

Thank you for your support of Tombot and our mission of getting Jennie into the hands of those who need her most.

Reserve your shares in Tombot on @startenginela at the link in our bio 👆

#TomBot #startengine #equitycrowdfunding #RegCF #roboticdog #robotics #TombotRobotics #medicalrobot

28 likes

APRIL 8



tombotrobotics • Follow ...

tombotrobotics Tombot was inspired by our CEO's, Tom Steven's mom, Nancy Stevens.

Nancy was an animal lover. As she grew older, Nancy's dog became increasingly important for emotional support and companionship. However, Nancy's Alzheimer's dementia left her incapable of safely caring for her beloved 2-year old golden doodle puppy, "Golden Bear."

Taking Golden Bear away from Nancy, was one of the most difficult choices Tom ever had to make. In his words, "Golden Bear was my mother's best friend; losing her contributed to her severe loneliness and depression."

Tom realized that his mom's story was

43 likes

APRIL 8



tombotrobotics • Follow ...

Tom realized that his mom's story was not unique, and a few years later launched Tombot to serve those people.

If you relate to Tom's story now you have the chance to make a difference.

Join our investor community today on @StartEnginela and help us bring Jennie to market for your loved ones. Click the link in bio to invest. ☝

#TomBot #startengine #equitycrowdfunding #RegCF #robotics #therapyanimal #therapydog #companionanimal

2w

43 likes

APRIL 8


Top 6 Features of Tombot

tombotrobotics • Follow

tombotrobotics Jennie in a nutshell:

✔Interactive Sensors
✔Voice commands
✔Real Puppy Sounds
✔Rechargeable
✔Smartphone App Controls
✔Software Updates

All capable of providing our loved ones suffering with dementia the emotional comfort and support they need to help combat loneliness.

To learn more about Jennie, check her out in action on our @startenginela page. ☝

#Tombot #startengine #equitycrowdfunding #RegCF #robotics #therapydog #dementia

91 views

APRIL 12

Add a comment... Post

"THANK GOODNESS SOMEONE IS THINKING OUTSIDE THE BOX WHEN IT COMES TO MEMORY CARE!

I'VE WORKED IN MEMORY CARE FOR MANY YEARS AND OUR RESIDENTS WOULD HAVE LOVED THIS PRODUCT. WORTH ITS WEIGHT IN GOLD." - Jean B.

TOMBOT

)yg3/

tombotrobotics • Follow

tombotrobotics Jennie is the next big thing in dementia care. Tombot Puppies like Jennie help individuals, families, and communities cope with many health adversities.

We know how important your loved one's health is to you, which is why Tombot's Puppies will be the first affordable, FDA-regulated robotic animals designed to help seniors with dementia.

Reserve your shares on in Tombot on @startenginela at the link in our bio! 👆

#Tombot #startengine #equitycrowdfunding #RegCF #roboticdog #robotics

23 likes

APRIL 13

Add a comment... Post


TOM STEVENS
Tombot / CEO

0:02 / 3:50

tombotrobotics • Follow

tombotrobotics Jim Henson's Creature Shop

Meet the animatronic masters behind Jennie! 🐾

From our first meeting with Jim Henson's Creature Shop, we knew this was going to be a great relationship.

Peter Brooke and John Criswell, Creative Supervisor and Animatronics Supervisor, brought our vision to life with high levels of detail and precision that makes Jennie so special.

Watch the full video to get a behind the scenes look into the creation of Jennie 👆

125 views

APRIL 19

Add a comment... Post


Meet Our
Co-Founder & COO
Jesse Schorz
TOMBOT

tombotrobotics • Follow

Tombot's financial success.

🐾 Jesse not only contributes to the team with his strong technical skills and business acumen, but he also constructed and produced the realistic behaviors in our prototypes! He leads all aspects of Tombot's supply chain.

Learn more about Jesse and the rest of the Tombot team behind Jennie at our StartEngine page! 👇
https://www.startengine.com/tombot

#Tombot #startengine #equitycrowdfunding #RegCF #entrepreneur #robotics #leadershipteam

6d

21 likes

6 DAYS AGO

Add a comment... Post


Meet Our
Co-Founder & COO
Jesse Schorz
TOMBOT

tombotrobotics • Follow

tombotrobotics Meet our Co-Founder and COO, Jesse Schorz!

🐾 Jesse has spent 20 years in management and leadership positions, building high-performing engineering and operating teams - including the largest operating division at ACT!

🐾 Jesse is your go-to person to get stuff done! Jesse has a unique, innate ability to accurately forecast budgets and timelines, a critical component to Tombot's financial success.

🐾 Jesse not only contributes to the team with his strong technical skills and business acumen, but he also constructed and produced the realistic behaviors in our prototypes! He leads

21 likes

6 DAYS AGO

Add a comment... Post



tombotrobotics • Follow ...

tombotrobotics Tombot Unique Differentiator - Emotional Attachment

Studies show seniors can experience reduced behavioral and psychological symptoms of dementia (BPSD) by forming a robust emotional attachment to an object - traditionally human baby dolls or stuffed animals.

The problem is many seniors don't form the necessary emotional attachment to traditional objects, which leaves the alternative - psychotropic medications that frequently turn seniors into zombies, and can potentially reduce life expectancy. 🙅‍♀️

Our solution?

156 views

6 DAYS AGO

Add a comment… Post



tombotrobotics • Follow

Jennie. 🐶

Designed with Jim Henson's Creature Shop to create a whole new level of realism, Jennie is intended to stimulate emotional attachment and provide much-needed relief for seniors with BPSD.

If your loved ones are struggling with BPSD you can make a difference. Tombot is raising funds to bring Jennie to market. Invest now through the link in bio. ☝️

#TomBot #startengine #equitycrowdfunding #RegCF #robotics #therapydog #dementia #BPSD #seniors #JimHensonsCreatureShop

156 views

6 DAYS AGO

Add a comment...

Post

Tombot
165 followers
3w •

+ Follow

Meet our Co-Founder, CEO, and visionary behind TomBot!

🐾 Tom was inspired to create TomBot and Jennie after his mom, Nancy Steven's was diagnosed with Alzheimers, and could no longer take care of her beloved golden doodle.

🐾 Tom has 30+ years as a high tech C-level executive, and a Masters in Business Management from Stanford University.

🐾 Tom has been in the high tech industry since 1985 - the early days of the PC revolution. He later went on to run a startup, ATC, which became one of the world's largest and most-respected litigation automation firms.

🐾 Tom is a relentless yet kind entrepreneur who ultimately believes kindness should be the heart of every business.

Learn more about Tom and the rest of the TomBot team behind Jennie at our StartEngine page: https://lnkd.in/gcBESia

#TomBot #startengine #equitycrowdfunding #RegCF #entrepreneur #robotics #leadershipteam



Tombot
165 followers
3w •

+ Follow

Did you know? ❓

The global robotic pet dogs market is expected to post a CAGR of close to 21% until 2023? 📈 Technavio

That means the market is experiencing momentum, and like the cliche says, the early bird catches the worm. 🐦

Don't miss out on the market opportunity of robotic pets, and don't miss out on the ROI of making an early long-term investment for yourself.

Invest today in TomBot through StartEngine at https://lnkd.in/gcBESia

#TomBot #startengine #equitycrowdfunding #RegCF #roboticdog #robotics


The global robotic pet dogs market is expected to post a CAGR of ~21% until 2023.
TOMBOT

1

Tombot
165 followers
3w •

+ Follow

We still can't quite believe it.

Jennie was ranked a 2020 Best Invention by the TIME! 🎉

We're so proud to have this honor, and hope to earn more mentions, press, and awards as we continue to develop Jennie on our mission to make her a household name in robotic therapy animals.

Have you check out the award yet? What do you think? 😊

https://bit.ly/2QZ4b3n

#timemagazine #2020bestinvention #bestinvention #roboticdog #tombot #startengine #equitycrowdfunding


2020 Times Best Invention
TOMBOT

1

Tombot
165 followers
2w •

+ Follow ···

Tombot was inspired by our CEO's, Tom Steven's mom, Nancy Stevens.

Nancy was an animal lover. As she grew older, Nancy’s dog became increasingly important for emotional support and companionship. However, Nancy’s Alzheimer’s dementia left her incapable of safely caring for her beloved 2-year old golden doodle puppy, “Golden Bear.”

Taking Golden Bear away from Nancy, was one of the most difficult choices Tom ever had to make. In his words, "Golden Bear was my mother's best friend; losing her contributed to her severe loneliness and depression."

Tom realized that his mom's story was not unique, and a few years later launched Tombot to serve those people.

If you relate to Tom's story now you have the chance to make a difference.

Join our investor community today on StartEngine and help us bring Jennie to market for your loved ones. 👇

https://lnkd.in/gcBESia

#TomBot #startengine #equitycrowdfunding #RegCF #robotics #therapyanimal #therapydog #companionanimal


Schedule

7 · 1 comment

Tombot
165 followers
2w •

+ Follow

We are proud to announce we have reached over $125,000 in reservations on our StartEngine Test The Waters Campaign!

Thank you for your support of Tombot and our mission of getting Jennie into the hands of those who need her most.

Reserve your shares in Tombot at the link below 👇

https://lnkd.in/gcBESia


TOMBOT
start engine
Our Raise Just Hit
$125K+!
Reservations on
StartEngine

4

Tombot
165 followers
2w •

+ Follow

Jennie in a nutshell:

✓Interactive Sensors
✓Voice commands
✓Real Puppy Sounds
✓Rechargeable
✓Smartphone App Customization
✓Software Updates

All capable of providing our loved ones suffering with dementia the emotional comfort and support they need, to help combat loneliness.

To learn more about Jennie, check her out in action on our StartEngine page.

https://bit.ly/32b4lqx

#TomBot #startengine #equitycrowdfunding #RegCF #robotics #therapydog #dementia #BPSD #seniors


Feature #2
VOICE COMMANDS
Voice activation software allows your Tombot Puppy to react to your commands. Just tell her to speak and she'll speak!
TOMBOT

Top 6 Features of Tombot

Tombot
165 followers
2w •

+ Follow •••

Jennie is the next big thing in dementia care. Tombot Puppies like Jennie help individuals, families, and communities cope with many health adversities.

We know how important your loved one's health is to you, which is why Jennie will be the first affordable, FDA-regulated robotic animal designed to help seniors with dementia.

Reserve your shares in Tombot at the link below 👇

https://bit.ly/32b4lqx

"THANK GOODNESS SOMEONE IS THINKING OUTSIDE THE BOX WHEN IT COMES TO MEMORY CARE!

I'VE WORKED IN MEMORY CARE FOR MANY YEARS AND OUR RESIDENTS WOULD HAVE LOVED THIS PRODUCT. WORTH ITS WEIGHT IN GOLD."

- Jean B.

TOMBOT

👍 1

Tombot
165 followers
6d •

+ Follow

Studies show seniors can experience reduced behavioral and psychological symptoms of dementia (BPSD) by forming a robust emotional attachment to an object - traditionally human baby dolls or stuffed animals.

The problem is many seniors don't form the necessary emotional attachment to traditional objects, which leaves the alternative - psychotropic medications that frequently turn seniors into zombies, and can potentially reduce life expectancy. 🤦‍♀️

Our solution?

Jennie. 🐶

Designed with Jim Henson's Creature Shop to create a whole new level of realism, Jennie is intended to stimulate emotional attachment and provide much-needed relief for seniors with BPSD.

If your loved ones are struggling with BPSD you can make a difference. Tombot is raising funds to bring Jennie to market. Click now to invest! 👇

https://bit.ly/32b4lqx

#TomBot #startengine #equitycrowdfunding #RegCF #robotics #therapydog #dementia #BPSD #seniors #JimHensonsCreatureShop



Tombot Unique Differentiator - Emotional Attachment

2

Tombot
165 followers
6d •

+ Follow •••

Meet our Co-Founder and COO, Jesse Schorz!

🐾 Jesse has spent 20 years in management and leadership positions, building high-performing engineering and operating teams - including the largest operating division at ACT!

🐾 Jesse is your go-to person to get stuff done! Jesse has a unique, innate ability to accurately forecast budgets and timelines, a critical component to Tombot's financial success.

🐾 Jesse not only contributes to the team with his strong technical skills and business acumen, but he also constructed and produced the realistic behaviors in our prototypes! He leads all aspects of Tombot's supply chain.

Learn more about Jesse and the rest of the Tombot team behind Jennie at our StartEngine page! 👇
https://lnkd.in/gcBESia

#Tombot #startengine #equitycrowdfunding #RegCF #entrepreneur #robotics #leadershipteam


Meet Our
Co-Founder & COO
Jesse Schorz
TOMBOT

4

Like Comment Share Send

Tombot

Published by Sprout Social · March 23 ·

Big news Tombot family! 🎉

Our Test The Waters campaign is officially live on StartEngine and we've already raised over $50,000 in reservations! Effective immediately, you can join Tombot's fast-growing investor community to help us make Jennie the first affordable, FDA-regulated robotic animal designed to help alleviate the behavioral and psychological symptoms of dementia.

Regulation Crowdfunding allows companies to raise up to $5M every 12 months from those passionate about their cause, on SEC-regulated platforms like StartEngine.

Join the Tombot worldwide investor community and reserve your shares today at https://www.startengine.com/tombot

#Tombot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics



We're Live on StartEngine!
start engine
TOMBOT

1,478
People Reached

281
Engagements

Boost Post

48

23 Comments 7 Shares

Tombot
Published by Sprout Social · March 24 ·

Here are a few reasons to join Tombot's investor community on StartEngine 👇

https://www.startengine.com/tombot

#Tombot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics


2
TomBot conducted three rounds of consumer studies with 100s of seniors with dementia during product design.
TOMBOT

571
People Reached

50
Engagements

Boost Post

You and 7 others

2 Shares

Like Comment Share

Tombot
Published by Sprout Social · March 25 ·

A few interesting facts about Jennie 🐕 :

🐾 Jennie was inspired by our founder's mom, who struggled with Alzheimers and dementia and loved her companion golden doodle

🐾 Jennie is the world's most realistic and affordable companion animal

🐾 Jennie was designed in partnership with the Jim Henderson Creature Shop to make her as realistic and life-like as possible

🐾 Jennie is covered with hundreds of touch sensors that allow her to behave accordingly. She can even respond for voice commands!

Watch the rest of the video for more 👇

#TomBot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics



3,907
People Reached

533
Engagements

Boost Post

75

22 Comments 42 Shares

Tombot
Published by Sprout Social · March 26 ·

Thanks Lara Lewington and BBC for such a great review and explanation of Tombot! 😊

Watch Lara and the Tombot team visit Las Vegas's Prestige Living Facility for seniors with dementia.

Watch the full video below 👇 or check out the BBC clip at https://bbc.in/31iopqH

#tombot #TombotRobotics #roboticdog #bbc #robots #startengine #RegCF #equitycrowdfunding



2,006	319	
People Reached	Engagements	Boost Post

You and 57 others 9 Comments 27 Shares

Like Comment Share


We're Live on StartEngine!
start engine
TOMBOT

tombotrobotics • Follow

Our Test The Waters campaign is officially live on @startenginela and we've already raised over $50,000 in reservations! Effective immediately, you can join Tombot's fast-growing investor community to help us make Jennie the first affordable, FDA-regulated robotic animal designed to help alleviate the behavioral and psychological symptoms of dementia.

Regulation Crowdfunding allows companies to raise up to $5M every 12 months from those passionate about their cause, on SEC-regulated platforms like StartEngine.

Join the Tombot worldwide investor community and reserve your shares through the link in bio 👆

54 likes

MARCH 23

Add a comment

Post


Top 5 Reasons to
Invest in Tombot
TOMBOT

tombotrobotics • Follow

tombotrobotics Here are a few reasons to join TomBot's investor community on @startenginela 👆

#Tombot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics #dementia #seniorcare #emotionalsupport #esa #alzheimers #emotionalsupportanimal

4w

79 views

MARCH 24

Add a comment... Post



tombotrobotics • Follow

🐾 Jennie was designed in partnership with the Jim Henderson Creature Shop to make her as realistic and life-like as possible

🐾 Jennie is covered with hundreds of touch sensors that allow her to behave accordingly. She can even respond for voice commands!

Watch the rest of the video for more 👈

112 views

MARCH 25

Add a comment...

Post



tombotrobotics • Follow ...

tombotrobotics A few interesting facts about Jennie 🐕 :

🐾 Jennie was inspired by our founder's mom, who struggled with Alzheimers and dementia and loved her companion golden doodle

🐾 Jennie is the world's most realistic and affordable companion animal

112 views

MARCH 25

Add a comment... Post



0:43 / 3:41

tombotrobotics • Follow

tombotrobotics Tombot on BBC

Thanks @laralewlew and @bbc for such a great review and explanation of Tombot! 😊

Watch Lara and the Tombot team visit Las Vegas's Prestige Living Facility for seniors with dementia.

Watch the full video or check out the BBC clip at ☝️ https://www.bbc.com/news/av/technology-51400415

#Tombot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics #dementia #seniorcare #emotionalsupport #esa #alzheimers #emotionalsupportanimal

365 views

MARCH 26


start engine
TOMBOT
Our Raise Just Hit
80K!
on StartEngine

tombotrobotics • Follow

tombotrobotics Our @startenginela campaign is gaining traction fast! 🙌

We've hit our $80K milestone and anticipate hitting our next milestone soon!

Don't miss out on the momentum and join our investor community through the link in bio! ☝️

#Tombot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics #dementia #seniorcare #emotionalsupport #esa #alzheimers #emotionalsupportanimal

3w

39 likes

MARCH 31

Add a comment... Post

Tombot
165 followers
1mo •

+ Follow

Big news Tombot family! 🎉

Our Test The Waters campaign is officially live on StartEngine and we've already raised over $50,000 in reservations! Effective immediately, you can join Tombot's fast-growing investor community to help us make Jennie the first affordable, FDA-regulated robotic animal designed to help alleviate the behavioral and psychological symptoms of dementia.

Regulation Crowdfunding allows companies to raise up to $5M every 12 months from those passionate about their cause, on SEC-regulated platforms like StartEngine.

Join the Tombot worldwide investor community and reserve your shares today at https://lnkd.in/gcBESia

#Tombot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics


We're Live on StartEngine!
start engine
TOMBOT

4

Tombot

165 followers

1mo •

+ Follow

Here are a few reasons to join Tombot's investor community on StartEngine 👇

https://lnkd.in/gcBESia

#Tombot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics


2
TomBot conducted three rounds of consumer studies with 100s of seniors with dementia during product design.
TOMBOT
0:08 / 0:31

Top 5 Reasons to Invest in Tombot

2

Tombot
165 followers
1mo •

+ Follow •••

A few interesting facts about Jennie 🐕:

🐾Jennie was inspired by our founder's mom, who struggled with Alzheimers and dementia and loved her companion golden doodle

🐾Jennie is the world's most realistic and affordable companion animal

🐾Jennie was designed in partnership with the Jim Henderson Creature Shop to make her as realistic and life-like as possible

🐾Jennie is covered with hundreds of touch sensors that allow her to behave accordingly. She can even respond for voice commands!

Watch the rest of the video for more 👇

#TomBot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics



Meet Jennie!

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Tombot
165 followers
1mo •

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Thanks Lara Lewington and BBC for such a great review and explanation of Tombot! 😊

Watch Lara and the Tombot team visit Las Vegas's Prestige Living Facility for seniors with dementia.

Watch the full video below 👇or check out the BBC clip at https://bbc.in/31iopqH

#tombot #TombotRobotics #roboticdog #bbc #robots #startengine #RegCF #equitycrowdfunding


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The Robo-Dog that Helps with Dementia

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Tombot
165 followers
3w •

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Our StartEngine campaign is gaining traction fast! 🙌

We've hit our $80K milestone and anticipate hitting our next milestone soon!

Don't miss out on the momentum and join our investor community through the link in bio! ☝️

#Tombot #TombotRobotics #startengine #equitycrowdfunding #RegCF #roboticdog #robotics #dementia #seniorcare #emotionalsupport #esa #alzheimers #emotionalsupportanimal



start engine
TOMBOT
Our Raise Just Hit
80K!
on StartEngine

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